Exhibit 99.20
Amended Consolidated Financial Statements of
(Unaudited)
THERATECHNOLOGIES INC.
Three-month periods ended February 28, 2010 and 2009

THERATECHNOLOGIES INC.
Amended Consolidated Financial Statements
(Unaudited)
Three-month periods ended February 28, 2010 and 2009

EXPLANATORY NOTE
These amended unaudited consolidated financial statements of Theratechnologies Inc. (the “Company”) for the three-month periods ended February 28, 2010 and 2009 reflect the Company’s adoption of International Financial Reporting Standards (''IFRS’’), as issued by the International Accounting Standards Board (''IASB’’). In the fourth quarter of 2010, The Company filed a request to adopt IFRS two years in advance of the date required by the Accounting Standards Board. The request was approved by the regulatory authorities. The Company is filing these amended consolidated financial statements to comply with this approval.
The Company’s Audit Committee originally approved the unaudited consolidated financial statements for the three-month periods ended February 28, 2010 and 2009 on March 23, 2010 and those financial statements were filed on March 23, 2010. Those financial statements were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Except for the changes related to the Company’s adoption of IFRS, these amended unaudited consolidated financial statements do not reflect events occurring after March 23, 2010. These amended unaudited consolidated financial statements supersede the Company’s original filing and should be read in connection with the consolidated financial statements as at November 30, 2010 and 2009 prepared in accordance with IFRS.

THERATECHNOLOGIES INC.
Consolidated Statement of Financial Position
(Unaudited)
As at February 28, 2010, November 30, 2009 and December 1, 2008
(in thousands of Canadian dollars)

		February 28,	November 30,	December 1,
	Note	2010	2009	2008

		$	$	$
Assets

Current assets:
Cash		3,332	1,519	133
Bonds		6,264	10,036	10,955
Trade and other receivables		281	375	610
Tax credits and grants receivable		1,501	1,333	1,451
Inventories		2,251	2,225	—
Prepaid expenses		1,025	630	739

Total current assets		14,654	16,118	13,888

Non-current assets:
Bonds		45,693	51,807	35,249
Property and equipment		1,209	1,229	1,299
Other assets		—	—	2,776

Total non-current assets		46,902	53,036	39,324

Total assets		61,556	69,154	53,212

Liabilities

Current liabilities:
Accounts payable and accrued liabilities		3,740	5,568	6,865
Current portion of deferred revenue	4	6,855	6,847	—

Total current liabilities		10,595	12,415	6,865

Non-current liabilities:
Deferred revenue	4	11,980	13,691	—

Total non-current liabilities		11,980	13,691	—

Total liabilities		22,575	26,106	6,865

Equity

Share capital	5	279,230	279,169	269,219
Contributed surplus		6,967	6,757	5,760
Deficit		(248,401)	(244,160)	(229,004)
Accumulated other comprehensive income		1,185	1,282	372

Total equity		38,981	43,048	46,347

Subsequent events	7

Total liabilities and equity		61,556	69,154	53,212

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statement of Comprehensive Income
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)

	Note	2010	2009

		$	$
Revenue:
Research services:
Upfront payments and initial technology access fees	4	1,711	1,426
Royalties and license fees		6	6

Total revenue		1,717	1,432

Research and development expenses, net of tax credits of $168 (2009 - $668)		4,123	5,720
Selling and market development expenses		620	4,750
General and administrative expenses		1,745	1,937

Total operating expenses		6,488	12,407

Results from operating activities		(4,771)	(10,975)

Finance income		578	577
Finance costs		(48)	(429)

Total net financial income		530	148

Net loss		(4,241)	(10,827)

Other comprehensive loss, net of tax:
Net change in fair value available-for-sale financial assets, net of tax		3	317
Net change in fair value available-for-sale financial assets transferred to net loss, net of tax		(100)	(23)

		(97)	294

Total comprehensive loss for the period		(4,338)	(10,533)

Basic and diluted loss per share	5	(0.07)	(0.18)

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statement of Changes in Equity
(Unaudited)
Three-month period ended February 28, 2010
(in thousands of Canadian dollars)

						Unrealized gains
						or losses on
						available-for-sale
			Share capital		Contributed	financial
	Note		Number	Dollars	surplus	assets (i)	Deficit	Total

				$	$	$	$	$
Balance as at November 30, 2009			60,429,393	279,169	6,757	1,282	(244,160)	43,048

Total comprehensive loss for the period:
Net loss			—	—	—	—	(4,241)	(4,241)
Other comprehensive loss:
Net change in fair value of available-for-sale financial assets, net of tax			—	—	—	3	—	3
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax			—	—	—	(100)	—	(100)

Total comprehensive loss for the period			—	—	—	(97)	(4,241)	(4,338)

Transactions with owners, recorded directly in equity:
Share-based compensation for stock option plan	5	(c)	—	—	233	—	—	233
Exercise of stock option:
Monetary consideration	5	(c)	21,164	38	—	—	—	38
Attributed value	5	(c)	—	23	(23)	—	—	—

Total contributions by owners			21,164	61	210	—	—	271

Balance as at February 28, 2010			60,450,557	279,230	6,967	1,185	(248,401)	38,981

(i)	Accumulated other comprehensive income.

THERATECHNOLOGIES INC.
Consolidated Statement of Changes in Equity, Continued
(Unaudited)
Three-month period ended February 28, 2009
(in thousands of Canadian dollars)

						Unrealized gains
						or losses on
						available-for-sale
			Share capital		Contributed	financial
	Note		Number	Dollars	surplus	assets (i)	Deficit	Total

				$	$	$	$	$
Balance as at November 30, 2008			58,215,090	269,219	5,760	372	(229,004)	46,347

Total comprehensive loss for the period:
Net loss			—	—	—	—	(10,827)	(10,827)
Other comprehensive loss:
Net change in fair value of available-for-sale financial assets, net of tax			—	—	—	317	—	317
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax			—	—	—	(23)	—	(23)

Total comprehensive income (loss) for the period			—	—	—	294	(10,827)	(10,533)

Transactions with owners, recorded directly in equity:
Issue of common shares	4		2,179,837	9,854	—	—	—	9,854
Share-based compensation plan:
Share-based compensation for stock option plan	5	(c)	—	—	278	—	—	278

Total contributions by owners			2,179,837	9,854	278	—	—	10,132

Balance as at February 28, 2009			60,394,927	279,073	6,038	666	239,831	45,946

(i)	Accumulated other comprehensive income.
See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statement of Cash Flows
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars)

	2010	2009

	$	$
Operating activities:
Net loss	(4,241)	(10,827)
Adjustments for:
Depreciation of property and equipment	147	137
Share-based compensation	233	278

Operating activities before changes in operating assets and liabilities	(3,861)	(10,412)

Change in accrued interest income on bonds	163	(969)
Change in trade and other receivables	94	51
Change in tax credits and grants receivable	165	(335)
Change in inventories	(26)	(1,594)
Change in prepaid expenses	(395)	(470)
Change in other assets	—	568
Change in accounts payable and accrued liabilities	(2,113)	(460)
Change in deferred revenue	(1,703)	25,681

	(3,815)	22,472

Cash flows from operating activities	(7,676)	12,060

Financing activities:
Proceeds from issue of share capital	—	9,854
Proceeds from exercise of stock options	38	—
Share issue costs	—	(8)

Cash flows from financing activities	38	9,846

Investing activities:
Acquisition of property and equipment	(175)	(102)
Proceeds from sale of bonds	9,626	4,585
Acquisition of bonds	—	(19,631)

Cash flows from (used in) investing activities	9,451	(15,148)

Net change in cash	1,813	6,758

Cash as at December 1	1,519	133

Cash as at February 28	3,332	6,891

See note 6 for supplemental cash flow information.
See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
1.	Reporting entity:
Theratechnologies Inc. is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in specialty markets where it can retain all or some of the commercial rights to its products. Its most advanced component, tesamorelin, is an analogue of the human growth hormone releasing factor peptides.

The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the ''Company’’ and individually as ''the subsidiaries of the Company’’).

Theratechnologies Inc. is incorporated under Part 1A of the Québec Companies Act and is domiciled in Quebec, Canada. The Company is located at 2310 boul. Alfred-Nobel, Montreal, Quebec, H4S 2B4.
2.	Basis of preparation:
(a)	Statement of compliance:

These amended interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (''IFRSs’’) as issued by the International Accounting Standards Board (''IASB’’). The Company’s first IFRS financial statements were for the annual period ended November 30, 2010 and were prepared using December 1, 2008 as the date of transition. In preparing the accompanying amended interim financial statements, the Company applied IFRS 1, First-time Adoption of International Financial Reporting Standards as disclosed in note 8.

These amended interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. However, they should not be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended November 30, 2009 as those were prepared in accordance with Canadian GAAP. The Company’s interim consolidated financial statements as previously filed were also prepared in accordance with Canadian GAAP. Canadian GAAP differs in some areas from IFRS. In preparing these amended interim consolidated financial statements, management amended the accounting and valuation methods previously applied in the Canadian GAAP financial statements to comply with IFRS. The Company’s annual consolidated financial statements as at November 30, 2010 and 2009 and for the years then ended have been concurrently filed with these amended unaudited interim consolidated financial statements. The same accounting policies as described in note 3 of these amended interim consolidated financial statements were used. The comparative figures for 2009 were also restated to reflect these adjustments.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
2.	Basis of preparation (continued):
(a)	Statement of compliance (continued):

Certain information and footnote disclosures which are considered material to the understanding of the Company’s amended interim consolidated financial statements and which are normally included in annual financial statements prepared in accordance with IFRS are presented in note 3 along with reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, earnings and comprehensive income presented in note 8. These amended interim consolidated financial statements do not include all disclosures required under IFRS and accordingly should be read in connection with the aforementioned annual financial statements and the notes thereto. These amended interim consolidated financial statements have not been reviewed by the Company’s auditors.

These amended unaudited interim consolidated financial statements were authorized for issue by the Audit Committee on February 8, 2011.

(b)	Basis of measurement:

The Company’s consolidated financial statements have been prepared on a going concern and historical cost basis, except for available-for-sale financial assets which are measured at fair value.

The methods used to measure fair value are discussed in note 22 included in the Company’s annual financial statements dated February 8, 2011.

(c)	Functional and presentation currency:

These amended interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

(d)	Use of estimates and judgements:

The preparation of the Company’s amended interim consolidated financial statements in conformity with IFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgements in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the amended interim consolidated financial statements relate to the timing of revenue recognition, the valuation of share-based compensation and the realizability of deferred income tax assets.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
2.	Basis of preparation (continued):
(d)	Use of estimates and judgements (continued):

Other areas of judgement and uncertainty relate to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement of the amount and assessment of the recoverability of tax credits and grants receivable and the capitalization of development expenditures.

Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
3.	Significant accounting policies:
The accounting policies set out below have been applied consistently to all periods presented in these amended interim consolidated financial statements and in preparing the opening IFRS statement of financial position at December 1, 2008, the date of transition to IFRSs.

The accounting policies have been applied consistently by the subsidiaries of the Company.
(a)	Basis of consolidation:

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Subsidiaries are entities controlled by the Company. Control is present where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are exercisable currently are taken into consideration. The accounting policies of subsidiaries are changed when necessary to align them with the policies adopted by the Company.

Reciprocal balances and transactions, revenues and expenses resulting from transactions between subsidiaries and with the Company are eliminated in preparing the consolidated financial statements.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
3.	Significant accounting policies (continued):
(b)	Foreign currency:

Transactions in foreign currencies are translated to the respective functional currencies of the subsidiaries of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.

Foreign currency differences arising on translation are recognized in net profit (loss), except for differences arising on the translation of available-for-sale equity instruments, which are recognized in other comprehensive income. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(c)	Revenue recognition:

Collaboration agreements that include multiple deliverables are considered to be multi-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under the collaboration agreement may include upfront payments, milestone payments, research services, royalties and license fees. Revenues for each unit of accounting are recorded as described below:
(i)	Sale of goods:

Revenues from the sale of goods are recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(ii)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectibility is reasonably assured.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
3.	Significant accounting policies (continued):
(c)	Revenue recognition (continued):
(iii)	Research services:

Revenues from research contracts are recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.
(a)	Upfront payments and initial technology access fees:

Upfront payments and initial technology access fees are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed.

(b)	Milestone payments:

Revenues subject to the achievement of milestones are recognized only when the specified events have occurred and collectibility is reasonably assured.
(d)	Cost of sales:

Cost of sales represents the cost of goods sold and includes the cost of raw materials, supplies, direct overhead charges, unallocated indirect costs related to production as well as write-down of inventories. Other direct costs such as manufacturing start-up costs between validation and the achievement of normal production are expensed as incurred.

(e)	Employee benefits:

Salaries and short-term employee benefits:

Salaries and short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term profit-sharing or cash bonus plans if the Company has a legal or constructive obligation to pay an amount as a result of past services rendered by an employee and the obligation can be estimated reliably.

Post-employment benefits:

Post-employment benefits include a defined contribution plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense when due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. The Company’s defined contribution plan comprises the registered retirement savings plan, the Quebec Pension Plan and unemployment insurance.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
3.	Significant accounting policies (continued):
(e)	Employee benefits (continued):

Termination benefits:

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

(f)	Finance income and finance costs:

Finance income comprises interest income on available-for-sale financial assets and gains (losses) on the disposal of available-for-sale financial assets. Interest income is recognized as it accrues in profit (loss), using the effective interest method.

Finance costs are comprised of bank charges, impairment losses on financial assets recognized in profit (loss) and foreign currency gains and losses which are reported on a net basis.

(g)	Inventories:

Inventories are presented at the lower of cost, determined using the first-in first-out method, or net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials, and other costs incurred in bringing the inventories to their present location and condition. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved over a number of periods under normal circumstances.

Net realizable value is the estimated selling price in the Company’s ordinary course of business, less the estimated costs of completion and selling expenses.

(h)	Property and equipment:

Recognition and measurement:

Items of property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset and the costs of dismantling and removing the item and restoring the site on which it is located, if any.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
3.	Significant accounting policies (continued):
(h)	Property and equipment (continued):

Recognition and measurement (continued):

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in net profit (loss).

Subsequent costs:

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit (loss) as incurred.

Depreciation:

The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Method	Rate/Period

Computer equipment	Declining balance	50%
Laboratory equipment	Declining balance	20%
	and straight-line	5 years
Office furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Lower of term of lease
		or economic life

This most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted, if appropriate.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
3.	Significant accounting policies (continued):
(i)	Intangible assets:

Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria are usually met when a regulatory filing has been made in a major market and approval is considered highly probable. The expenditure capitalized includes the cost of materials, direct labour, and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are expensed as incurred. Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

During the periods ended February 28, 2010 and 2009, November 30, 2009 and as at December 1, 2008, no development expenditures were capitalized.

(j)	Financial instruments:

The Company’s financial instruments are classified into one of three categories: loans and receivables, available-for-sale financial assets and other financial liabilities. Loans and receivables and other financial liabilities are measured at amortized cost.

The Company has classified its bonds as available-for-sale financial assets. The Company has classified cash, and trade and other receivables as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit (loss).

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
3.	Significant accounting policies (continued):
(k)	Other assets:

Other assets consist of prepaid expenses for research supplies that are not expected to be used within one year from the date of the consolidated statement of financial position.

Research supplies are purchased in advance, in accordance with specific regulatory requirements, to be used in connection with the Company’s clinical trials.

(l)	Leases:

Operating lease payments are recognized in net profit (loss) on a straight-line basis over the term of the lease.

Lease inducements arising from leasehold improvement allowances and rent-free periods form an integral part of the total lease cost and are deferred and recognized in net profit (loss) over the term of the lease on a straight-line basis.

(m)	Impairment:

Financial assets:

A financial asset not carried at fair value through profit or loss is assessed at each consolidated financial statement reporting date to determine whether there is objective evidence that it is impaired. The Company considers that a financial asset is impaired if objective evidence indicates that one or more loss events had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in net profit (loss).

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in net profit (loss) and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through net profit (loss).

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
3.	Significant accounting policies (continued):
(m)	Impairment (continued):

Financial assets (continued):

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in unrealized gains/losses on available-for-sale financial assets in equity, to net profit (loss). The cumulative loss that is removed from other comprehensive income and recognized in net profit (loss) is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in net profit (loss). Changes in impairment provisions attributable to time value are reflected as a separate component of interest income.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in net profit (loss), then the impairment loss is reversed, with the amount of the reversal recognized in net profit (loss). However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Non-financial assets:

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows from other assets or groups of assets (''cash-generating unit’’). Impairment losses recognized in prior periods are determined at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An asset’s carrying amount, increased through reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
3.	Significant accounting policies (continued):
(n)	Provisions:

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.

Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract. There were no onerous contracts as at February 28, 2010 and 2009, November 30, 2009 and December 1, 2008.

Site restoration:

Where there is a legal or constructive obligation to restore leased premises to good condition, except for normal aging on expiry or early termination of the lease, the resulting costs are provisioned up to the discounted value of estimated future costs and increase the carrying amount of the corresponding item of property and equipment. The Company amortizes the cost of restoring leased premises and recognizes an unwinding of discount expense on the liability related to the term of the lease.

Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
3.	Significant accounting policies (continued):
(o)	Income taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net profit (loss), except to the extent that they relate to items recognized directly in other comprehensive income or in equity.

Current tax:

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax:

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax liability is generally recognized for all taxable temporary differences.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p)	Share-based compensation:

The Company records share-based compensation related to employee stock options granted using the fair value-based method estimated using the Black-Scholes model. Under this method, compensation cost is measured at fair value at the date of grant and expensed, as employee benefits, over the period in which employees unconditionally become entitled to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
3.	Significant accounting policies (continued):
(p)	Share-based compensation (continued):

As permitted by IFRS 1, the Company elected not to restate options that were granted before November 7, 2002 and those granted after November 7, 2002 that were fully vested prior to the date of transition to IFRS.

(q)	Government grants:

Government grants, consisting of grants and research investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

(r)	Share capital:

Common shares:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(s)	Earnings per share:

The Company presents basic and diluted earnings per share (''EPS’’) data for its common shares. Basic EPS is calculated by dividing the net profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held, if applicable. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, if applicable, for the effects of all dilutive potential common shares, which consist of the stock options granted to employees.

(t)	New standards and interpretations not yet applied:

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2010 or later periods. Many of these updates are not applicable or are inconsequential to the Company and have been excluded from the discussion below. The remaining pronouncements are being assessed to determine their impact on the Company’s results and financial position:

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
3.	Significant accounting policies (continued):
(t)	New standards and interpretations not yet applied (continued):

Annual improvements to IFRS:

The IASB’s improvements to IFRS published in April 2009 contain fifteen amendments to twelve standards that result in accounting changes for presentation, recognition or measurement purposes largely for annual periods beginning on or after January 1, 2010, with early adoption permitted. These amendments were considered by the Company and deemed to be not applicable to the Company other than for the amendment to IAS 17 — Leases relating to leases which include both land and buildings elements. In this case, the Company early adopted this amendment.

In addition, the following new or revised standards and interpretations have been issued but are not yet applicable to the Company:
(i)	IFRS 8:

IFRS 8, Operating Segments (revised):

Effective for annual periods beginning on or after January 1, 2010.

Requires purchase information about segment assets.

(ii)	IFRS 9:

New standard IFRS 9, Financial Instruments:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

As part of the project to replace IAS 39, Financial Instruments: Recognition and Measurement, this standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets. More specifically, the standard:
–	deals with classification and measurement of financial assets

–	establishes two primary measurement categories for financial assets: amortized cost and fair value

–	classification depends on entity’s business model and the contractual cash flow characteristics of the financial asset

–	eliminates the existing categories: held to maturity, available for sale, and loans and receivables.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
3.	Significant accounting policies (continued):
(t)	New standards and interpretations not yet applied (continued):

Annual improvements to IFRS (continued):
(ii)	IFRS 9 (continued):

New standard IFRS 9, Financial Instruments (continued):

Certain changes were also made regarding the fair value option for financial liabilities and accounting for certain derivatives linked to unquoted equity instruments.
4.	Revenue and deferred revenue:
On October 28, 2008, the Company entered into a collaboration and licensing agreement with EMD Serono Inc. (''EMD Serono’’), an affiliate of the Group Merck KGaA, of Darmstadt, Germany, regarding the exclusive commercialization rights of tesamorelin in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy (the ''Initial Product’’). The Company retains all tesamorelin commercialization rights outside of the United States.

Under the terms of the agreement, the Company is responsible for the development of the Initial Product up to obtaining marketing approval in the United States. The Company is also responsible for product production and for the development of a new formulation of the Initial Product. EMD Serono is responsible for conducting product commercialization activities.

At the closing of the agreement on December 15, 2008, the Company received US$30,000 (CAD$36,951), which includes an initial payment of US$22,000 (CAD$27,097) and US$8,000 (CAD$9,854) as a subscription for common shares in the Company by Merck KGaA at a price of US$3.67 (CAD$4.52) per share. The Company may receive up to US$215,000, which amount includes the initial payment of US$22,000, the equity investment of US$8,000, as well as payments based on the achievement of certain development, regulatory and sales milestones. The Company will also be entitled to receive increasing royalties on annual net sales of tesamorelin in the United States, if applicable.

The initial payment of $27,097 has been deferred and is being amortized over the estimated period for developing a new formulation of the Initial Product. This period may be modified in the future based on additional information that may be received by the Company. For the three-month period ended February 28, 2010, an amount of $1,711 (2009 — $1,426) related to this transaction was recognized as revenue. As at February 28, 2010, the deferred revenue related to this transaction amounted to $18,826 (November 30, 2009 — $20,537).

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
4.	Revenue and deferred revenue (continued):
On August 12, 2009, the US Food and Drug Administration accepted the New Drug Application (''NDA’’) made by the Company for tesamorelin. Under the terms of the Company’s collaboration and licensing agreement with EMD Serono, the acceptance of the tesamorelin NDA resulted in a milestone payment of US$10,000 (CAD$10,884). This milestone payment has been recorded in the third quarter of 2009.

The Company may conduct research and development activities for additional indications. Under the collaboration and licensing agreement, EMD Serono will also have the option to commercialize additional indications for tesamorelin in the United States. If it exercises this option, EMD Serono will pay half of the development costs related to such additional indications. In such cases, the Company will also have the right, subject to an agreement with EMD Serono, to participate in promoting these additional indications.
5.	Share capital:
(a)	Shareholder rights plan:

On February 10, 2010, the Board of Directors of the Company adopted a shareholder rights plan (the ''Plan’’), effective as of that date. The Plan is designed to provide adequate time for the Board of Directors and the shareholders, to assess an unsolicited takeover bid for the Company. In addition, the Plan provides the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid to receive full and fair value for their common shares. The Plan, if approved by the shareholders, will expire at the close of the Company’s annual meeting of shareholders in 2013.

The rights issued under the Plan will initially attach to and trade with the common shares and no separate certificates will be issued unless a triggering event occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding shares without complying with the ''Permitted Bid’’ provisions of the Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase common shares at a 50% discount to the market price at the time.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
5.	Share capital (continued):
(a)	Shareholder rights plan (continued):

Under the Plan, a Permitted Bid is a bid made to all holders of the common shares and which is open for acceptance for not less than 60 days. If, at the end of 60 days, at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties, have been tendered, the offeror may take up and pay for the common shares, but must extend the bid for a further 10 days to allow other shareholders to tender.

(b)	Share purchase plan:

The Share Purchase Plan entitles full-time and part-time employees of the Company who, on the participation date, are residents of Canada, are not under a probationary period and do not hold, directly or indirectly, five percent (5%) or more of the Company’s outstanding common shares, to directly subscribe for common shares of the Company. Under the Share Purchase Plan, a maximum of 550,000 common shares may be issued to employees.

On May 1 and November 1 of each year (the ''Participation Dates’’), an employee may subscribe for a number of common shares under the Share Purchase Plan for an amount that does not exceed 10% of that employee’s gross annual salary for that year. Under the Share Purchase Plan, the Board of Directors has the authority to suspend or defer a subscription of common shares, or to decide that no subscription of common shares will be allowed on a Participation Date if it is in the Company’s best interest.

The Share Purchase Plan provides that the number of common shares that may be issued to insiders, at any time, under all share-based compensation arrangements of the Company, cannot exceed 10% of the Company’s outstanding common shares, and the number of common shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the outstanding common shares.

The subscription price for each new common share subscribed for under the Share Purchase Plan is equal to the weighted average closing price of the common shares on the Toronto Stock Exchange during a period of five days prior to the Participation Date. Employees may not assign the rights granted under the Share Purchase Plan.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
5.	Share capital (continued):
(b)	Share purchase plan (continued):

An employee may elect to pay the subscription price for common shares in cash or through an interest-free loan from the Company. Loans granted by the Company under the Share Purchase Plan are repayable through salary withholdings over a period not exceeding two years. All loans may be repaid prior to the scheduled repayment at any time. The loans granted to any employee may at no time exceed 10% of that employee’s current annual gross salary. All common shares purchased through an interest-free loan are hypothecated to secure full and final repayment of the loan and are held by a trustee until repayment in full. Loans are immediately due and payable on the occurrence of any of the following events: (i) termination of employment; (ii) sale or seizure of the hypothecated common shares; (iii) bankruptcy or insolvency of the employee; or (iv) suspension of the payment of an employee’s salary or revocation of the employee’s right to salary withholdings.

At February 28, 2010, $114 (November 30, 2009 — $149; December 1, 2008 — $150) was receivable under these loans.

(c)	Stock option plan:

The Company has established a stock option plan under which it can grant to its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 5,000,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period up to 5 years. As at February 28, 2010, 1,005,501 options could still be granted by the Company (February 28 - 1,238,667).

All options are to be settled by physical delivery of shares.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
5.	Share capital (continued):
(c)	Stock option plan (continued):

Changes in outstanding options granted under the Company’s stock option plan for the year ended November 30, 2009 and the three-month period ended February 28, 2010 were as follows:

		Weighted
		average
		exercise price
	Options	per option

		$
Options at December 1, 2008	2,161,800	6.52
Granted	680,500	1.83
Expired	(58,500)	5.16
Forfeited	(118,000)	9.92

Options at November 30, 2009	2,665,800	5.20

Granted	265,000	3.84
Expired	—	—
Forfeited	(25,667)	3.26
Exercised	(21,164)	1.80

Options at February 28, 2010	2,883,969	5.12

The fair value of the options granted was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	2010	2009

Risk-free interest rate	2.46%	1.79%
Volatility	81%	79%
Average option life in years	7.5	7.5
Dividend yield	Nil	Nil
Grant-date share price	$3.84	$1.83
Option exercise price	$3.84	$1.83

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
5.	Share capital (continued):
(c)	Stock option plan (continued):

The risk-free interest rate is based on the implied yield on a Canadian Government zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time of similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain in all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the periods ended February 28, 2010 and 2009:

		Weighted
		average
	Number of	grant-date
	options	fair value
		$
2010	265,000	2.90
2009	590,500	1.33

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
5.	Share capital (continued):
(d)	Earnings per share:

The calculation of basic earnings per share at February 28, 2010 was based on the net loss attributable to common shareholders of the Company of ($4,241) (2009 — ($10,827)), and a weighted average number of common shares outstanding of 60,438,098 (2009 — 60,055,841), calculated as follows:

	February 28,	February 28,
	2010	2009

Issued common shares at December 1	60,429,393	58,215,090
Effect of share options exercised	8,705	—
Effect of shares issued during the year	—	1,840,751

Weighted average number of common shares at February 28	60,438,098	60,055,841

At February 28, 2010, 1,157,166 options (2009 — 2,391,130) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.
6.	Statement of cash flows:
The Company entered into the following transactions which had no impact on the cash flows:

	February 28,	February 28,	November 30,
	2010	2009	2009
		$	$
Additions to property and equipment included in accounts payable and accrued liabilities	135	31	183

7.	Subsequent events:
Except for changes related to the Company’s adoption of IFRS, these amended unaudited interim consolidated financial statements do not reflect events occurring after March 23, 2010, the date of the filing of the consolidated financial statements prepared in accordance with Canadian GAAP. The annual audited consolidated financial statements of the Company prepared in accordance with IFRS have been filed concurrently with these amended unaudited interim consolidated financial statements. These amended unaudited interim consolidated financial statements should be read in connection with the annual consolidated financial statements for additional disclosures with respect to subsequent events.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
8.	Transition to IFRS:
As stated in note 2 (a), the Company has applied IFRS 1 and the accounting policies set out in note 3 in preparing the financial statements for the period ended February 28, 2010, the comparative period ended February 28, 2009, for the year ended November 30, 2009, and for the opening IFRS statement of financial position as at December 1, 2008 (the Company’s date of transition).

In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The Company elected to apply the following optional exemptions from full retrospective application:
(i)	Share-based payment transaction exemption:

The Company has elected to apply the share-based payment exemption. It applied IFRS 2 from December 1, 2008 to those stock options that were issued after November 7, 2002 but that had not vested by December 1, 2008. The application of the exemption is detailed below.

(ii)	Designation of financial assets and financial liabilities exemption:

The Company elected to re-designate cash from the held for trading category to loans and receivables.
As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.

In preparing its opening IFRS consolidated statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and accompanying notes.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
8.	Transition to IFRS (continued):
Reconciliation of equity as at December 1, 2008 and November 30, 2009:

			December 1, 2008				November 30, 2009
				IFRS	IFRS			IFRS	IFRS
			Canadian	adjust-	reclassi-		Canadian	adjust-	reclassi-
	Note		GAAP	ments	fications	IFRS	GAAP	ments	fications	IFRS

			$	$	$	$	$	$	$	$
Assets

Current assets:
Cash			133	—	—	133	1,519	—	—	1,519
Bonds			10,955	—	—	10,955	10,036	—	—	10,036
Trade and other receivables			610	—	—	610	375	—	—	375
Tax credits and grants receivable	(a	)	1,784	—	(333)	1,451	1,666	—	(333)	1,333
Inventories			—	—	—	—	2,225	—	—	2,225
Research supplies	(a	)	301	—	(301)	—	287	—	(287)	—
Prepaid expenses	(a	)	397	—	342	739	302	—	328	630

Total current assets			14,180	—	(292)	13,888	16,410	—	(292)	16,118

Non-current assets:
Bonds			35,249	—	—	35,249	51,807	—	—	51,807
Property and equipment			1,299	—	—	1,299	1,229	—	—	1,229
Other assets	(a	)	2,817	—	(41)	2,776	41	—	(41)	—

Total non-current assets			39,365	—	(41)	39,324	53,077	—	(41)	53,036

Total assets			53,545	—	(333)	53,212	69,487	—	(333)	69,154

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	(a	)	7,198	—	(333)	6,865	5,901	—	(333)	5,568
Current portion of deferred revenue			—	—	—	—	6,847	—	—	6,847

Total current liabilities			7,198	—	(333)	6,865	12,748	—	(333)	12,415

Non-current liabilities:
Deferred revenue			—	—	—	—	13,691	—	—	13,691

Total non-current liabilities			—	—	—	—	13,691	—	—	13,691

Total liabilities			7,198	—	(333)	6,865	26,439	—	(333)	26,106

Equity

Share capital			269,219	—	—	269,219	279,169	—	—	279,169
Contributed surplus	(b	)	5,585	175	—	5,760	6,484	273	—	6,757
Deficit	(b	)	(228,829)	(175)	—	(229,004)	(243,887)	(273)	—	(244,160)
Accumulated other comprehensive income			372	—	—	372	1,282	—	—	1,282

Total equity			46,347	—	—	46,347	43,048	—	—	43,048

Total liabilities and equity			53,545	—	(333)	53,212	69,487	—	(333)	69,154

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
8.	Transition to IFRS (continued):
Reconciliation of equity as at February 28, 2010 and 2009:

			February 28, 2010				February 28, 2009
				IFRS	IFRS			IFRS	IFRS
			Canadian	adjust-	reclassi-		Canadian	adjust-	reclassi-
	Note		GAAP	ments	fications	IFRS	GAAP	ments	fications	IFRS

				$	$	$	$	$	$	$$
Assets

Current assets:
Cash			3,332	—	—	3,332	6,891	—	—	6,891
Bonds			6,264	—	—	6,264	9,786	—	—	9,786
Trade and other receivables			281	—	—	281	559	—	—	559
Tax credits and grants receivable	(a	)	1,834	—	(333)	1,501	2,452	—	(333)	2,119
Inventories			2,251	—	—	2,251	1,594	—	—	1,594
Research supplies	(a	)	270	—	(270)	—	711	—	(711)	—
Prepaid expenses	(a	)	714	—	311	1,025	456	—	767	1,223

Total current assets			14,946	—	(292)	14,654	22,449	—	(277)	22,172

Non-current assets:
Bonds			45,693	—	—	45,693	52,712	—	—	52,712
Property and equipment			1,209	—	—	1,209	1,247	—	—	1,247
Other assets	(a	)	41	—	(41)	—	2,264	—	(56)	2,208

Total non-current assets			46,943	—	(41)	46,902	56,223	—	(56)	56,167

Total assets			61,889	—	(333)	61,556	78,672	—	(333)	78,339

Liabilities

Current liabilities:
Accounts payable and accrued liabilities			4,073	—	(333)	3,740	7,045	—	(333)	6,712
Current portion of deferred revenue			6,855	—	—	6,855	6,856	—	—	6,856

Total current liabilities			10,928	—	(333)	10,595	13,901	—	(333)	13,568

Non-current liabilities:
Deferred revenue			11,980	—	—	11,980	18,825	—	—	18,825

Total non-current liabilities			11,980	—	—	11,980	18,825	—	—	18,825

Total liabilities			22,908	—	(333)	22,575	32,726	—	(333)	32,393

Equity

Share capital			279,230	—	—	279,230	279,073	—	—	279,073
Contributed surplus	(b	)	6,720	247	—	6,967	5,790	248	—	6,038
Deficit	(b	)	(248,154)	(247)	—	(248,401)	(239,583)	(248)	—	(239,831)
Accumulated other comprehensive income			1,185	—	—	1,185	666	—	—	666

Total equity			38,981	—	—	38,981	45,946	—	—	45,946

Total liabilities and equity			61,889	—	(333)	61,556	78,672	—	(333)	78,339

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
8.	Transition to IFRS (continued):
Reconciliation of comprehensive income for the year ended November 30, 2009:

				IFRS	IFRS
			Canadian	adjust-	reclassi-
	Note		GAAP	ments	fication	IFRS

			$	$	$	$
Revenue:
Research services:
Milestone payments	(c	)	—	—	10,884	10,884
Upfront payments and initial technology access fees	(c	)	—	—	6,560	6,560
Royalties and license fees	(c	)	17,468	—	(17,444)	24
Interest	(c	)	2,252	—	(2,252)	—

Total revenue			19,720	—	(2,252)	17,468

Research and development expenses, net of tax credits	(b),(c	)	20,431	33	346	20,810
Selling and market development expenses	(b),(c	)	2,583	10	4,269	6,862
General and administrative expenses	(b),(c	)	7,149	55	(661)	6,543
Patents	(c	)	346	—	(346)	—
Fees associated with the collaboration and licensing agreement	(c	)	4,269	—	(4,269)	—

Total operating expenses			34,778	98	(661)	34,215

Results from operating activities			(15,058)	(98)	(1,591)	(16,747)

Finance income	(c	)	—	—	2,252	2,252
Finance costs	(c	)	—	—	(661)	(661)

Total net finance income			—	—	1,591	1,591

Net loss			(15,058)	(98)	—	(15,156)

Other comprehensive income, net of tax:
Net change in fair value of available-for-sale financial assets, net of tax			1,039	—	—	1,039
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax			(129)	—	—	(129)

Other comprehensive income for the year			910	—	—	910

Total comprehensive income for the year			(14,148)	(98)	—	(14,246)

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
8.	Transition to IFRS (continued):
Reconciliation of comprehensive income for the three-month periods ended February 28, 2010 and 2009:

			February 28, 2010				February 28, 2009
				IFRS	IFRS			IFRS	IFRS
			Canadian	adjust-	reclassi-		Canadian	adjust-	reclassi-
	Note		GAAP	ments	fications	IFRS	GAAP	ments	fications	IFRS

			$	$	$	$	$	$	$	$
Revenue:
Research services:
Upfront payments and initial technology access fees	(c	)	—	—	1,711	1,711	—	—	1,426	1,426
Royalties and license fees	(c	)	1,717	—	(1,711)	6	1,432	—	(1,426)	6
Interest	(c	)	578	—	(578)	—	577	—	(577)	—

Total revenue			2,295	—	(578)	1,717	2,009	—	(577)	1,432

Research and development expenses, net of tax credits	(b),(c	)	3,941	(22)	204	4,123	5,647	28	45	5,720
Selling and market development expenses	(b),(c	)	616	4	—	620	481	—	4,269	4,750
General and administrative expenses	(b),(c	)	1,801	(8)	(48)	1,745	2,321	45	(429)	1,937
Patents	(c	)	204	—	(204)	—	45	—	(45)	—
Other expenses	(c	)	—	—	—	—	4,269	—	(4,269)	—

Total operating expenses			6,562	(26)	(48)	6,488	12,763	73	(429)	12,407

Results from operating activities			(4,267)	26	(530)	(4,771)	(10,754)	(73)	(148)	(10,975)

Finance income	(c	)	—	—	578	578	—	—	577	577
Finance costs	(c	)	—	—	(48)	(48)	—	—	(429)	(429)

Total net finance income			—	—	530	530	—	—	148	148

Net loss			(4,267)	26	—	(4,241)	(10,754)	(73)	—	(10,827)

Other comprehensive income, net of tax:
Net change in fair value of available-for-sale financial assets, net of tax			3	—	—	3	317	—	—	317
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax			(100)	—	—	(100)	(23)	—	—	(23)

Other comprehensive income for the period			(97)	—	—	(97)	294	—	—	294

Total comprehensive income for the period			(4,364)	—	—	(4,338)	(10,460)	(73)	—	(10,533)

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
8.	Transition to IFRS (continued):
Material adjustments to the consolidated statement of cash flows for 2010 and 2009:

There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows presented under previous Canadian GAAP.

Notes to the reconciliations:
(a)	Reclassification in the consolidated statement of financial position:

Certain corresponding figures as at December 1, 2008, November 30, 2009, February 28, 2009 and 2010 have been reclassified to conform to the new presentation under IFRS.

(b)	Share-based compensation:

In certain situations, stock options granted vest in installments over a specified vesting period. When the only vesting condition is service from the grant date to the vesting date of each tranche awarded, then each installment should be accounted for as a separate share-based payment arrangement under IFRS, otherwise known as graded vesting. Canadian GAAP permits an entity the accounting policy choice with respect to graded vesting awards. Each installment can be considered as a separate award, each with a different vesting period, consistent with IFRS, or the arrangement can be treated as a single award with a vesting period based on the average vesting period of the installments depending on the policy elected.

The Company’s policy under Canadian GAAP was to treat graded vesting awards under the latter method and, as a result, an adjustment of $175 was required on the application of IFRS 2 at the transition date and an adjustment of $98 was required for the restated November 30, 2009, $73 for February 28, 2009 and ($26) for February 28, 2010 as shown below:

	December 1,	November 30,	February 28,	February 28,
	2008	2009	2009	2010

	$	$	$	$
Consolidated statement of comprehensive income:
Increase in research and development expenses	—	33	28	(22)
Increase in selling and market development expenses	—	10	—	4
Increase in general and administrative expenses	—	55	45	(8)

Adjustment to net loss and total comprehensive loss	—	98	73	(26)

Deficit	(175)	(273)	(248)	(247)
Increase in contributed surplus	175	273	248	247

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of Canadian dollars, except per share amounts)
8.	Transition to IFRS (continued):
(c)	Reclassification in the consolidated statement of comprehensive income:

Under IFRS, the Company elected to present expenses using a classification based on their function and presents net finance income separately. The effect of these changes is summarized below:

	November 30,	February 28,	February 28,
	2009	2010	2009
	$	$	$
Decrease in interest	(2,252)	(578)	(577)
Increase in finance income	2,252	578	577
Increase in research and development expenses	346	204	45
Decrease in patent fees	(346)	(204)	(45)
Decrease in general and administrative expenses	(661)	(48)	(429)
Increase in finance costs	661	48	429
Increase in selling and market development activities	4,269	—	4,269
Decrease in other expenses	(4,269)	—	(4,269)

	—	—	—

Changes in presentation were also made to the revenue caption in order to conform with the new presentation under IFRS as noted below:

	November 30,	February 28,	February 28,
	2009	2010	2009
	$	$	$
Decrease in royalties and license fees	(17,444)	(1,711)	(1,426)
Increase in upfront payments and initial technology access fees	6,560	1,711	1,426
Increase in milestone payments	10,884	—	—

	—	—	—